Exhibit 99.4
Annex 2 to agenda of AGM of May 22, 2007
Information on the persons proposed for reappointment to the Board
Alex Mandl 1943, American

Executive Chairman of the Board of Gemalto N.V. since June 2, 2006
Vice-Chairman of the board of directors of Gemplus International S.A. since June 2, 2006
Prior to June 2, 2006, Alex Mandl served as President and CEO of Gemplus as from September 2002. From April 2001 through August 2002, he was a principal in ASM Investments focusing on technology investments. Previously, he served as Chairman and CEO of Teligent, a company he started in 1996, offering the business markets an alternative to the local Bell Companies for telecommunication/Internet services. From 1991 to 1996, Alex Mand was with AT&T where he served as President and Chief Operating Officer with responsibility for long distance, wireless, local communications and Internet services. Prior to his President/COO position he was AT&T’s Chief Financial Officer. Between 1987 and 1991, he was Chairman and CEO of Sea-Land Services, Inc., the world’s leading provider of ocean transport services. In 1980, he joined Seaboard Coastline Industries, a diversified transportation company, as Senior Vice President and Chief Financial Officer. He began his career in 1969, when he joined Boise Cascade Corp., as a merger and acquisition analyst, and he held various financial positions during the next eleven years. He currently serves on the boards of Dell Computer Corporation and Willamette University.
Alex Mandl holds an M.B.A from the University of California at Berkeley and a B.A. in economics from Willamette University in Salem, Oregon.
Alex Mandl holds 200,000 options to acquire Gemalto Shares and 13,562,400 options to acquire Gemplus shares. Alex Mandl does not own Gemalto shares.
Michel Soublin 1945, French
Non-Executive independent Board member of Gemalto N.V. since February 17, 2004
Director of Gemplus International S.A. since June 2, 2006
Member of the Audit Committee and the Strategy and M&A Committee
Michel Soublin is a graduate of the Institute of Political Studies in Paris and of the Faculty of Law and Economics. He is currently Financial Adviser, Schlumberger Limited. He joined Schlumberger in 1973 and has held several positions in the financial sector in Paris, New York and Moscow, most recently, financial director of Oilfield Services from 1996 to 1998, seconded as Finance Director to OAO NK Yukos from 1999 to 2001 and Schlumberger Group Treasurer from 2001 to February 2005. From 1983 to 1990, he was the Chief Executive Officer of Schlumberger’s e-Transactions subsidiary (Smart cards, POS terminals, service station equipment and parking divisions). He is a member of the supervisory board of Atos Origin. He is a founding member of the Association Française des Trésoriers d’Entreprises and Chairman of the Comité de la Charte, a French non-profit organization.

Michel Soublin owns 1,500 Gemalto shares. Michel Soublin does not hold options to acquire Gemalto shares.
John de Wit 1946, Dutch
Non-Executive independent Board member of Gemalto N.V. since February 17, 2004
Member of the Compensation Committee and Chairman of the Nomination and Governance Committee
John de Wit is a graduate of NOIB Business School in the Netherlands. He has held a variety of posts in the technology and information sector with Burroughs, Royal Philips Electronics in the Netherlands, Mexico and Spain, Motorola Systems, where he was Vice-President in Brussels, and Tandem Computers Europe. In 1995, he assisted in the creation of Libertel, the second largest mobile telephone operator in the Netherlands, which is now part of the Vodafone group. In 1999, he was Chief Executive Officer when Libertel N.V. was listed in Amsterdam. From 2001 until his departure in 2003, he was Chief Executive Officer of Airtel S.A., which later became Vodafone Spain S.A., the Spanish subsidiary of Vodafone. In June 2003, he was appointed member of the Board of Advice of Nextrategy, Boer en Croon B.V.
John de Wit does not own Gemalto shares, nor holds options to acquire Gemalto shares.

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